United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: November 5, 2025		Director of Investor Relations

VALE

Competitiveness through the cycle

Costs guidance (US$/t)[1]

		2024	2025	2026	Main assumptions for 2026
Iron ore	C1	21.8	20.5–22	< 20	Higher volumes and fixed cost dilution; Efficiency program; Better portfolio mix[2]
	All-in	55.9	53–57	50–54	
Copper[3]	All-in	2,616	1,000–1,500	3,200–3,700	Asset review initiatives in place; Postponed Bacaba start-up and Sossego depletion; Lower grades at Salobo
Nickel	All-in	15,420	13,000–14,000	12,500–14,000	Asset review initiatives in place; VBME ramp-up and decrease in 3rd-party purchases; Portfolio optimization

[1] Assuming BRL FX @5.50 in 2025 and 2026. [2] Considering all-in premium of US$ 3-4/t in 2025 and US$ 4-6/t in 2026.
[3] Considering the gold price range of US$3,500/troy ounce to US$4,100/troy ounce for 4Q25 and US$ 2,211/tr. oz. for 2026

VALE

Stable capex while balancing accretive growth

CAPEX (US$ bn)


6.0
5.4–5.7
5.4–5.7
Growth
1.5
~1.5
~1.7
Energy Transition Metals
Sustaining
4.5
~4.1
~3.9
Iron Ore Solutions
2024
2025
Business breakdown

- Controlled and efficient capex to sustain production
- Assets optimization
- Accretive growth opportunities

VALE

Performing on our commitments

Expected cash disbursement schedule (US$ bn) [1, 2]

		2025[3]	2026	2027	2028	2029	2030	'31-35 Avg.	
Included in Expanded net debt	Brumadinho agreements[4]	1.0	0.9	0.6	0.4	0.3	0.3	0.2	79% of Reparation Agreement completed by Sep/25
Included in Expanded net debt	Samarco agreement[5]	2.5	0.9	0.6	0.4	0.3	0.3	-	Considering Samarco will fully fund the reparation from 2031 onwards
	Decharacterization[6]	0.4	0.5	0.5	0.2	0.2	0.2	0.2	Stable cash outlays
	Incurred expenses	0.3	0.3	0.3	0.2	0.2	-	-	Gradual reduction throughout the years
	Total	4.2	2.6	2.0	1.2	1.0	0.8	0.4	

[1] Estimate cash outflow for 2025-2035 period, given BRL-USD exchange rates of 5.3186. [2] Amounts stated without discount to present value, net of judicial deposits and inflation adjustments. [3] Includes the disbursements from 9M25 and the projected amounts for 4Q25. [4] Disbursements related to the Integral Reparation Agreement ending in 2031. [5] Includes estimates of Samarco's contribution to the Mariana settlement. [6] Estimated annual average cash flow for Decharacterization provisions in the 2028-2035 period is US$ 243 million per year.

VALE

Comfortable with our current expanded net debt target

Expanded net debt (US$ bn)



Expanded net debt target range
US$ 20 bn
US$ 10 bn
18,5
-6,1
12,5
-0,2
2,0
2,4
16,6
Gross debt and leases
Cash, cash equivalents and short-term investments
Net debt
Currency swaps
Brumadinho provisions
Samarco & Renova Foundation provisions
Expanded net debt

Disciplined capital allocation

- Current target will continue to guide the company in the next cycle
- Remaining committed to our dividend policy
- Extraordinary dividends subject to cash generation and expanded net debt

Note: as of 3Q25.

VALE

Disciplined approach to capital allocation

Balancing growth and shareholder returns

Investments

- Efficient capex execution
- The right limits for growth
- Solid returns through-the-cycle

Shareholder returns

- Adequate risk-adjusted shareholder remuneration
- Dividends and buybacks

Balance sheet

- Strong liquidity
- Target leverage to consider challenging moments in the cycle

VALE

About Vale

Iron Ore Solutions

Energy Transition Metals

Our Strategy

Capital Allocation

ESG

VALE

Rebuilding trust with society

Reparations

Based on Six Principles[1]

- Public apology
- Restitution
- Rehabilitation
- Compensation (economic & noneconomic)
- Sanctions (legal & administrative)
- Measures for non-repetition

Main Actions

- Emergency Works
- Indemnification Payments
- Projects (infrastructure, socioeconomic, environmental)
- Resettlement & Evacuated Regions

Regain the social license to operate

We are still learning

Active listening | Empathy | Humility | Taking responsibility | On-the-ground presence

[1] Based on the UN Basic Principles and Guidelines on the Right to a Remedy and Reparation.

Mariana: definitive agreement signed in Oct/24

Definitive Agreement

(R$ billion)


Pre-agreement actions 100%
38
32
"To do" obligations
+R$ 170 bn
100
"To pay" obligations

Remediation and compensation already disbursed

~R$ 70 billion[1]

750k people compensated[2]

95.5% of housing solutions delivered

964k m³ of tailings removed

Compensation (PID[3]) status (as of Oct. 14, 2025)

+327k individuals adhered

+291k agreements signed

+275k compensations already paid (R$ 10.1 bn)

Note: Information provided by the Renova Foundation, Learn more at www.fundacaorenova.org.
[1] Data as of Oct. 2025. [2] Including Emergency Finance payments. Compensation agreements - including PID (the Definitive Indemnification Program). [3] PID = Definitive Indemnification Program.

VALE

Brumadinho reparation continues to progress

2019	2021	Sept 2025	2026	2031
B1 dam collapse	Brumadinho Integral Reparation Agreement	79% Complete[1]	Complete 100% of the To Pay Obligations	Complete 100% of the To Do Obligations

Additional Agreements: R$ 25.4 billion[3]

Emergency compensation, Community Centers, Parks, Water supply works and monitoring, tourism initiative, and individual compensation

R$ 18.9 billion

payments made, including individual compensation to over 17,300 individuals

R$ 6.5 billion

in payments programmed for 2025-2029

Integral Reparation Agreement[2]: R$ 37.7 billion

(R$ billion)


100%
Pre-agreement actions
6.4
R$ 37.7 bn²
19.9
"To do" obligations
48%
11.4
"To pay" obligations
93%

¹ Progress considering disbursements by end of Sept-25. ² As per Integral Reparation Agreement settled in February 2021. Nominal amount. Total value considering IPCA (Brazilian consumer price index) adjustment is ~R$ 40 billion. ³ ~ 74% executed

Commitments in our journey to become a trusted partner to society

	Before Brumadinho	Present[4]	Commitments
Climate change and energy	- 79% renewable electricity consumption globally[1] - Target to reduce GHG emissions intensity by 16%[2] and no scope 3 target	- Scope 1 and 2 emissions reduced by 26.9% - Scope 3 emissions 88.3% progress towards target - 100% renewable energy consumption in Brasil and 84.3% globally	Scope 1 and 2 emissions reduction of 33% by 2030; and net zero by 2050 Scope 3 net reduction of 15% by 2035 100% renewable electricity consumption in Brazil by 2025 (achieved in 2023); globally by 2030
Forests and Water	- ~850,000 ha of forest protected (2019), with 80% in Amazon - Target to reduce freshwater intake by 10%	- +218,000 ha of forests protected and restored since 2020 - 31% reduction in water intake	Recover and protect +500,000 ha of forests outside our *fencelines* by 2030 Freshwater use reduction of 27% by 2030[5]
Health and Safety	- 21 high potential events registered [2] - 23.000 recorded exposures to health-hazardous agents in the workplace	- N1 = zero and N2 = 5[7] - 60+% reduction achieved, and 9.200 exposures recorded	Reach zero fatalities N1+N2 occurrence reduction of ≥10%[6] Number of exposures to harmful health agents in the workplace reduction by 50% by 2025
Resilient communities	- No target	- 51,000 people involved in initiatives to tackle extreme poverty - 5 of 11 Indigenous communities engaged in developing their UNDRIP4 plans	Support the uplifting of half a million people out of extreme poverty Support all Indigenous Communities neighboring Vale operations to develop their UNDPRI plans

E (Environment) S (Social)

[1] The base year considered is 2017. [2] These events include fatalities and life-altering injuries (known as N1 events), as well as high-potential recordable injuries (known as N2 events). [3] United Nations Declaration on the Rights of Indigenous Peoples. [4] Date as of Dec-2024, unless otherwise mentioned. [5] The target considers cumulative average specific use of new water. [6] Compared to the previous year's year-end results. [7] Data as of 1H25.

VALE

VALE

Building a people-driven organization

2019
- Cultural Diagnosis
- Review of key behaviors

2020
- Purpose definition
- Culture & VPS integration

2021
- Progress monitoring (Echoes Pulse)
- DE&I scaling up

2022
- Purpose fully linked to the strategy
- Progress monitoring continued

2023
- Sustainable mining strategy development
- Progress Measurement consolidated

Culture as a competitive advantage

Learning together

15-years improving Human Rights management practices

Global Human Rights Policy since 2009 and adherent to main multistakeholder initiatives and guidelines

Human Rights violation risks are part of Vale's Global Integrated Risk Map

100% of Vale operations have their Human rights risk assessment recorded in our global risk management system

100% of our operations in Brazil, Canada, Oman, Malaysia and Indonesia have undergone Human Rights due diligence

Mandatory Human Rights training for all employees since 2021, and contractors globally are also trained

Living Wage Program implementation, covering 100% of Vale's direct employees

Strengthening Human Rights management in the supply chain, including HRDD with critical suppliers in Brazil, Canada, and Malaysia

Commitments and Partnership on salient Human Rights issues to advance the agenda

Social Performance

Local development and community relationships

Almost US$ 1 billion spent on social and institutional initiatives in 2024

- Vale interacts with **1,214** local communities, **91** traditional communities and **28** indigenous peoples
- **368** community relationship plans implemented
- **93.5% of high priority communities** have community relationship plans in place


VALE

88

VALE

Social Performance

Strengthening relationships with Indigenous communities


Curso Sobre
DIREITOS DOS
POVOS INDÍGENAS
NO BRASIL

- **Implementing an engagement strategy to foster** mutual benefits and support Indigenous People's autonomy and resilience
- **Vale relinquished mining processes** on indigenous lands in Brazil
- **5 of the 11 indigenous peoples with whom Vale has relations** in Brazil are engaged to implement their plans in accordance with the rights provided for in the United Nations Declaration on the Rights of Indigenous Peoples
- **Around 15,000 Indigenous individuals benefited** through agreements with 9 Indigenous peoples.
- **Program to support the entrance and permanence** of Indigenous People in University, with 140 Indigenous students supported from 47 Indigenous Lands

89

Social Performance

Fighting poverty is essential to develop resilient communities

Multidimensional Family Monitoring

- Developed by the United Nations Development Program with the Oxford Poverty and Human Development Initiative
- Multidimensional poverty measurement: network mobilization, public policies and local social initiatives
- Indicators are defined for each selected dimension, rights violation


Infrastructure
Education
Income
Health
Nutrition

Used by UNDP, World Bank and in national programs in Colombia, Chile, El Salvador, Mexico, China, Vietnam and others

Our progress:

51,000 people in urban, rural and forest areas are being benefited from ongoing concept tests

~90% of them live in the north of Brazil and in the Legal Amazon region

25 partnerships with social organizations, governments, technical cooperations for advocacy

Support the lifting of 500,000 people out of extreme poverty

90

Leaving a positive legacy for nature and people

Vale protects **~1 million hectares**
and +600 threatened fauna and flora species


INSTITUTO TECNOLÓGICO VALE
1973
50°
49°W
6°
7°S
100 km
Forest
Canga vegetation
Water
Pasturelands
Mining area
Urban area
Protected area


INSTITUTO TECNOLÓGICO VALE
2021
50°
49°W
6°
7°S
100 km
Forest
Canga vegetation
Water
Pasturelands
Mining area
Urban area
Protected area

VALE

Leaving a positive legacy for nature and people

A solid path to go further

Protect and recover +500,000 ha:

- Collaboration with conservation units and a REDD+ project
- Supporting agroforestry businesses for the implementation of regenerative production models
- 218,537 ha protected and recovered since 2020

Risk and opportunities management:

- TNFD early adopter
- Partnership with the 1t.org initiative
- Boosting partnerships to go beyond our target



VALE

Pioneering transparency in climate-related risks & opportunities

Vale is an early adopter of ISSB[1] standards

1st Major Mining Company **&**

1st Brazilian Company

to publish the Sustainability-Related Financial Information Report

US$ 1.4 bn
invested in decarbonization since 2020

Why does it matter?

Transparency & leadership	Voluntary adoption reinforces our role in **responsible mining** and **long-term value creation**
Investor focus	Clear view of how Vale **manages climate-related risks and opportunities and their financial impacts**
Strategic clarity	Climate **targets**, **transition plans**, and **financial impacts** disclosed

[1]The ISSB (International Sustainability Standards Board) is part of the IFRS Foundation that issues the IFRS accounting standards, already widely used by companies and investors worldwide. The objective of the standards issued by the ISSB is to bring the same level of clarity, comparability and rigor of financial statements to sustainability information.

Key takeaways


Superior Portfolio
Trusted Partner
Performance Driven
Vale
2030

- Safety is our core value
- Securing cost competitiveness across all businesses, through the cycle
- Flexible iron ore portfolio to maximize value
- Fast-tracking copper growth with accretive projects
- Be a trusted partner for key stakeholders and society

VALE


We are building
an even better Vale

VALE